SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                         SCHEDULE 13D


               Under the Securities Exchange Act of 1934
                         (Amendment No. 6)


                         MEM Company, Inc.
                         (Name of Issuer)


               Common Stock, par value $.05 per share
                    (Title of Class of Securities)


                         585-871-10-6
                         (CUSIP NUMBER)


                         Mr. Gay A. Mayer
                         MEM Company, Inc.
                    Northvale, New Jersey  07647
                         (201) 767-0100
          (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)


                         December 4, 1996
               (Date of Event which Requires Filing
                         of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1
(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.












CUSIP No. 585-871-10-6
                              13D

1    NAME OF REPORTING
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Laurette M. Beach
          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                       (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

     NUMBER OF           7    SOLE VOTING POWER
       SHARES                 0
     BENEFICIALLY
      0WNED BY           8    SHARED VOTING POWER
        EACH                  0
      REPORTING
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  0

                         10   SHARED DISPOSITIVE POWER
                              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              0%

14   TYPE OF REPORTING PERSON*
                              IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!






This Schedule 13D as previously amended is hereby further amended as follows:

Item 4.        Purpose of Transaction.

               The Company, Renaissance Cosmetics, Inc. ("RCI") and Renaissance Acquisition, Inc., a wholly-owned subsidiary of RCI ("RAI"), entered into an Agreement and Plan of Merger, dated as of August 6, 1996 (the "Merger Agreement"). On December 4, 1996, RAI was merged with and into MEM (the "Merger"), all of the issued and outstanding shares of MEM Common Stock (other than shares of MEM Common Stock held by MEM, RCI or their subsidiaries and by dissenters) were converted into the right to receive $7.50 per share and MEM became a wholly-owned subsidiary of RCI.

Item 5.        Interest in Securities of the Issuer.

               (a) As of December 4, 1996, Mrs. Beach may be deemed to be the beneficial owner of an aggregate of no shares of MEM Common Stock.

               (c)  As a result of the Merger, all shares of MEM
                    Common Stock beneficially owned by Mrs. Beach were converted into the right to receive
                    $7.50 per share.

               (e) On December 4, 1996, Mrs. Beach ceased to be the beneficial owner of more than five percent of MEM Common Stock.






















Signature


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


               Date:  January 7, 1997



               Signature:     /s/ Laurette M. Beach
                              Laurette M. Beach